Interbrew

THE WORLD'S LOCAL BREWER

02015230

By

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 8 January 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Enclosure: press release

PRESS RELEASE

Financial calendar 2002

Brussels, 8 January, 2002

Interbrew, *The World's Local Brewer*©, is pleased to announce its financial calendar for the year 2002, as follows:

16 January	Radio silence period until publication of 2001 results
13 March	Publication of year 2001 results 08.00: Press release 11.00: Press conference [(1)] 15.00: Analyst presentation [(2)]
20 March	Annual report 2001 and Statistical Review 1996-2001 available on www.interbrew.com
12 April	Annual report available in printed version
30 April	11.00: General Shareholders Meeting, followed by a press briefing
2 May	Dividend payable
16 July	Radio silence period until publication of half year results
4 September	Publication of half year results
28 October	Publication of 9 months trading update
12 March 2003	Publication of year 2002 results

[(1)] Press conferences take place at IPC, Rue de la Loi 155, 1000 Brussels
[(2)] Analyst meetings take place at IPC, Rue de la Loi 155, 1000 Brussels, with live streaming on the Interbrew web site.

Interbrew – ***The World's Local Brewer©***

Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and specialty brands including Stella Artois®, Hoegaarden®, Leffe®, Bass® Ale, and Beck's® as early as 2002 and after closing of the transaction. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
Vice President External Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com